Hoogendoorn Vellmer

Chartered Accountants

406, 455 Granville Street Vancouver, B.C. V6C 1T1 Phone: 604-687-3773
Facsimile: 604-687-3778
E-mail: hoogendoornvellmer@t

December 8, 2004

BC Securities Commission
Alberta Securities Commission

Dear Sirs,

Re: Berkley Resources Inc.

Pursuant to the NOTICE dated December 6, 2004 relating to the proposed appointment of Staley, Okada & Partners, Chartered Accountants as the new Auditors of the Company, we hereby confirm our agreement with the information contained in the Notice.

Yours Truly,

Hoogendoorn Vellmer